                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934


                                For the month of


                                  December 2003


                         VALLEY OF THE RIO DOCE COMPANY
                 (Translation of Registrant's name into English)



                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                     (Address of principal executive office)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      (Check One) Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                            (Check One) Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

                        Appraisal Report of the Net Assets of VALE DO RIO DOCE ALUMINIO S.A. - ALUVALE, MINERACAO VERA CRUZ S.A., MINERACAO SERRA DO SOSSEGO S.A. AND RIO DOCE GEOLOGIA E MINERACAO S.A.which are to be consolidated into Companhia Vale do Rio Doce

                        Deloitte Touche Tohmatsu Auditores Independentes

                    VALE DO RIO DOCE ALUMINIO S.A. - ALUVALE

           APPRAISAL REPORT OF THE NET ASSETS TO BE CONSOLIDATED INTO
                           COMPANHIA VALE DO RIO DOCE

                          BASE DATE - NOVEMBER 30, 2003

DELOITTE TOUCHE TOHMATSU, a company which provides auditing and accounting services with head offices located at Avenida Presidente Wilson 231, 22nd floor, Rio de Janeiro, corporate taxpayer number (CNPJ) - 49,928,567/0002-00, registered at the Sao Paulo state Regional Accounting Council CRC-SP under number 11,609/S-RJ, has been assigned to appraise the value of the net assets of VALE DO RIO DOCE ALUMINIO S.A. - ALUVALE, to be consolidated by its holding company COMPANHIA VALE DO RIO DOCE, under the terms of the Acquisition Justification and Presentation dated December 12, 2003. This appraisal report is hereby issued in due accordance with the provisions of Law 6,404/76.

PURPOSE OF THE APPRAISAL REPORT

The purpose of this appraisal report is to ascertain the book value of the net assets of VALE DO RIO DOCE ALUMINIO S.A. - ALUVALE which is to be consolidated into COMPANHIA VALE DO RIO DOCE.

The net assets of VALE DO RIO DOCE ALUMINIO S.A. - ALUVALE, which is to be consolidated into COMPANHIA VALE DO RIO DOCE, shall be made up of the balance sheets set forth in the appendix, whose values have been taken from the accounting books of VALE DO RIO DOCE ALUMINIO S.A. - ALUVALE as on November 30,2003, which is the base date used in the valuation of the net assets to be consolidated into COMPANHIA VALE DO RIO DOCE.

APPRAISAL CRITERIA

The appraisal of the net assets of VALE DO RIO DOCE ALUMINIO S.A. - ALUVALE, to be consolidated into COMPANHIA VALE DO RIO DOCE has been carried out using the accounting books of VALE DO RIO DOCE ALUMINIO S.A. - ALUVALE as on November 30, 2003, in due accordance with the accounting practices used in Brazil.

The appraisal of the net assets of VALE DO RIO DOCE ALUMINIO S.A. - ALUVALE, to be consolidated into COMPANHIA VALE DO RIO DOCE, was performed according to the limited review procedures in accordance with the Auditing Standards and Procedures (NPA No. 04), as issued by the Brazilian Institute of Independent Auditors (IBRACON), as set forth below:

1. Analytical review procedures are applied to the Company's balance sheet for the period December 31, 2002 through November 30, 2003 in order to ascertain the veracity of the book-entered balances or the existence of individual entries which appear abnormal;

2. The minutes from the shareholders', board of director's and management meetings are read in order to ascertain the existence of any decisions which could significantly affect the financial statements undergoing review;

3. Obtainment of reports elaborated by other auditors responsible by the limited revision of companies booked as investments;

4. The employees, managers and directors responsible for the accounting, operating and financial areas are asked:

            - Whether the financial statements undergoing review have been put together in due accordance with the accounting practices used in Brazil;

            - Whether any changes have been made to the accounting practices with respect to the practices used in the previous financial year;

            - Whether, during the review period, The Company's business operations have changed significantly, including new business activities and the discontinuation of operations;

            - Whether any events or transactions have taken place after the financial statements undergoing review were issued, which could significantly affect the contents thereof;

5. The financial statements are checked against the accounting books, including investment valuation by the equity income method, based in the financial statements of November 30, 2003;

6. Quantitative assessment of stocks and the criteria for its evaluation and eliminations;

7. The bases used to compose provisions are reviewed, including: bad debt reserves, accrued depreciation, 13th salaries, vacations etc;

8. Calculation criteria for provisions for income tax and social contribution;

9. The analyses and conciliation compiled by the Entity for the other significant assets and liabilities are reviewed;

10. Information is obtained from the Company's legal advisers as to the existence or inexistence of litigation which could significantly affect contingent assets or liabilities;

11. Based on the information obtained during the review, it is ascertained whether the financial statements have been prepared in due accordance with the accounting practices used in Brazil and in line with those used for the previous financial year;

12. It is ascertained whether the payments to suppliers and other bills have been paid after the balance sheet was put together, with the aim of establishing the veracity of the company's liabilities as on November 30, 2003 (all bills due in November 2003 must have been duly allowed for on that date);

13. Limited revision as described in the procedures 1 to 12 above, to the invested companies (ALUNORTE - Alumina do Norte do Brasil S.A., ALBRAS - Aluminio Brasileiro S.A., Mineracao Rio do Norte S.A. and Valesul Aluminio S.A.).


INDEPENDENCE

In compliance with article 5 of Instruction 319 issued by the CVM on December 03, 1999, we hereby declare that (a) we have no links to the companies Companhia Vale do Rio Doce and Companhia Vale do Rio Doce Aluminio S.A. - Aluvale and its subsidiaries, in accordance with the standards issued by the Federal Accounting Council; and (b) the scope of our work has not been directed, restricted, impeded or prejudiced by the controlling shareholder or managers of the Company undergoing our appraisal.

CONCLUSION

Following the appraisal performed, we hereby conclude that the book value of the net assets of COMPANHIA VALE DO RIO DOCE ALUMINIO S.A. - ALUVALE, to be consolidated into Companhia Vale do Rio Doce, in the terms of the Approval and Justification report dated December 12, 2003 is R$ 1,481,308,345.87 (one billion, four hundred and eighty one million, three hundred and eight thousand, three hundred and forty five reais and eighty seven cents) as of November 30, 2003, as shown in the appendix to this appraisal report.

Rio de Janeiro, December 13, 2003




DELOITTE TOUCHE TOHMATSU
CRC - SP  11,609 S/RJ


Marcelo Cavalcanti Almeida
CRC - RJ 36,206-3

                                    APPENDIX

     APPRAISAL REPORT OF THE NET ASSETS OF VALE DO RIO DOCE ALUMINIO S.A. -
           ALUVALE TO BE CONSOLIDATED INTO COMPANHIA VALE DO RIO DOCE

                  DETERMINATION OF THE VALUE OF THE NET ASSETS

                                                                 AMOUNT IN R$
                                                               ----------------
CURRENT ASSETS
    Cash and equivalents                                          74,533,428.62
    Subsidiaries and affiliates                                   14,562,920.11
    Taxes to recover                                               5,741,805.47
    Other                                                            502,099.98

LONG TERM ASSETS
    Deferred income tax                                            4,841,452.61
    Other                                                             74,402.63

FIXED ASSETS
    Investments                                                1,411,311,811.01
    Property plant and equipment                                     172,266.36

CURRENT LIABILITIES
    Subsidiaries and affiliates                                      (22,411.46)
    Taxes payable                                                 (8,946,553.00)
    Other                                                           (202,089.31)

LONG TERM LIABILITIES - provision for contingencies              (21,260,787.15)
                                                               ----------------

NET ASSETS                                                     1,481,308,345.87
                                                               ================


                    SUMMARY OF THE MAIN ACCOUNTING PRACTICES

      a) The adoption of an appropriate accounting system for financial years.

      b) Assets and liabilities due after a twelve month period after financial statements base date are considered long term.

      c) Cash and equivalents are represented by short term marketable securities, evaluated at cost, with interest accrued until financial statements base date.

      d) The rights and obligations are monetarily corrected, when applicable, according to contractual indexes.

      d) Contingencies considered as probable losses were provisioned as liabilities.

                         MINERACAO SERRA DO SOSSEGO S.A.

           APPRAISAL REPORT OF THE NET ASSETS TO BE CONSOLIDATED INTO
                           COMPANHIA VALE DO RIO DOCE

                          BASE DATE - NOVEMBER 30, 2003

DELOITTE TOUCHE TOHMATSU, a company which provides auditing and accounting services with head offices located at Avenida Presidente Wilson 231, 22nd floor, Rio de Janeiro, corporate taxpayer number (CNPJ) - 49.928.567/0002-00, registered at the Sao Paulo state Regional Accounting Council CRC-SP under number 11.609/S-RJ, has been assigned to appraise the value of the net assets of MINERACAO SERRA DO SOSSEGO S.A, to be consolidated by its holding company COMPANHIA VALE DO RIO DOCE, under the terms of the Acquisition Justification and Presentation dated December 12, 2003. This appraisal report is hereby issued in due accordance with the provisions of Law 6,404/76.

PURPOSE OF THE APPRAISAL REPORT

The purpose of this appraisal report is to ascertain the book value of the net assets of the company MINERACAO SERRA DO SOSSEGO S.A. which is to be consolidated by COMPANHIA VALE DO RIO DOCE.

The net assets of the company MINERACAO SERRA DO SOSSEGO S.A., which is to be consolidated into COMPANHIA VALE DO RIO DOCE S.A., shall be made up of the balance sheets set forth in the appendix, whose values have been taken from the accounting books of MINERACAO SERRA DO SOSSEGO S.A. as on November 30,2003, which is the base date used in the valuation of the net assets to be consolidated into COMPANHIA VALE DO RIO DOCE.

APPRAISAL CRITERIA

The appraisal of the net assets of the company MINERACAO SERRA DO SOSSEGO S.A, to be consolidated into COMPANHIA VALE DO RIO DOCE has been carried out using the accounting books of MINERACAO SERRA DO SOSSEGO S.A. as on November 30, 2003, in due accordance with the accounting practices used in Brazil.

The appraisal of the net assets of the company MINERACAO SERRA DO SOSSEGO S.A., to be consolidated into COMPANHIA VALE DO RIO DOCE, was performed according to the limited review procedures in accordance with the Auditing Standards and Procedures (NPA No. 04), as issued by the Brazilian Institute of Independent Auditors (IBRACON), as set forth below:

1 Analytical review procedures are applied to the Company's balance sheet for the period December 31, 2002 through November 30, 2003 in order to ascertain the veracity of the book-entered balances or the existence of individual entries which appear abnormal;

2 2 The minutes from the shareholders', board of director's and management meetings are read in order to ascertain the existence of any decisions which could significantly affect the financial statements undergoing review;

4 The employees, managers and directors responsible for the accounting, operating and financial areas are asked:

              - Whether the financial statements undergoing review have been put together in due accordance with the accounting practices used in Brazil;

              - Whether any changes have been made to the accounting practices with respect to the practices used in the previous financial year;

              - Whether, during the review period, The Company's business operations have changed significantly, including new business activities and the discontinuation of operations;

              - Whether any events or transactions have taken place after the financial statements undergoing review were issued, which could significantly affect the contents thereof;

5      The financial statements are checked against the accounting books;

6 The bases used to compose provisions are reviewed, including: bad debt reserves, accrued depreciation, 13th salaries, vacations etc;

7 The analyses and conciliation compiled by the Entity for the other significant assets and liabilities are reviewed;

8 Information is obtained from the Company's legal advisers as to the existence or inexistence of litigation which could significantly affect contingent assets or liabilities;

9 Based on the information obtained during the review, it is ascertained whether the financial statements have been prepared in due accordance with the accounting practices used in Brazil and in line with those used for the previous financial year;

10 It is ascertained whether the payments to suppliers and other bills have been paid after the balance sheet was put together, with the aim of establishing the veracity of the company's liabilities as on November 30, 2003 (all bills due in November 2003 must have been duly allowed for on that date);

11 The accounting system shall be studied in order to discover how transactions are registered, classified and summarized for the preparation of the financial statements;

12 It is ascertained whether the accounting books are periodically conciliated with the subsidiary books (for example, fixed assets, suppliers);

13     Fixed assets. It is ascertained whether:

              -      The criteria for establishing fixed assets are reasonable;

              - The depreciation bases, criteria and calculations are suitable ;

              - The fixed assets are related to the activities which constitute the Company's purposes;

              -      There exist controls to identify obsolete or unused items;

              -      The controls on goods under guaranty are suitable;

14     Deferred Assets. It is ascertained whether:

              - The criteria used to determine and record the amounts are adequate;

              -      It is possible to recover the deferred expenses;

15     Wages and payroll charges. It is ascertained whether:

              -      These have been properly entered into the accounting books;

              - The provisions bases, criteria and calculations are appropriate;

INDEPENDENCE

In compliance with article 5 of Instruction 319 issued by the CVM on December 03, 1999, we hereby declare that (a) we have no links to the companies Companhia Vale do Rio Doce and Mineracao Serra do Sossego S.A, in accordance with the standards issued by the Federal Accounting Council; and (b) the scope of our work has not been directed, restricted, impeded or prejudiced by the controlling shareholder or managers of the Company undergoing our appraisal.

CONCLUSION

Following the appraisal performed, we hereby conclude that the book value of the net assets of the Company MINERACAO SERRA DO SOSSEGO S.A., is R$
1,206,437,162.00 (one billion, two hundred and six million, four hundred and thirty seven thousand, one hundred and sixty two reais) as of November 30, 2003, as shown in the appendix to this appraisal report.

Rio de Janeiro, December 13, 2003




DELOITTE TOUCHE TOHMATSU
CRC - SP 11.609 S/RJ


Marcelo Cavalcanti Almeida
CRC - RJ 36.206-3

                                    APPENDIX

       APPRAISAL REPORT OF THE NET ASSETS OF THE COMPANY MINERACAO SERRA DO SOSSEGO S.A. TO BE CONSOLIDATED INTO COMPANHIA VALE DO RIO DOCE

                  DETERMINATION OF THE VALUE OF THE NET ASSETS

                                                                  AMOUNT IN R$
                                                               ----------------
CURRENT ASSETS
    Cash                                                             934,047.95
    Taxes receivables                                                198,119.32
    Third parties pre payments                                       260,733.69

    LONG TERM RECEIVABLES - Judicial Deposits                        981,214.70

  FIXED ASSETS
    Property Plant and Equipment                               1,102,301,115.57
    Deferred                                                     146,406,759.28

  CURRENT LIABILITIES
    Suppliers                                                    (15,365,896.69)
   Deferred taxes                                                   (153,446.01)
   Others                                                         (2,125,487.81)

LONG TERM LIABILITIES - Advance for future capital increase
(Companhia Vale do Rio Doce)                                     (26,999,998.00)

NET ASSETS                                                     1,206,437,162.00
                                                               ================


                               COMPANY OPERATIONS

Mineracao Serra do Sossego S.A. is a subsidiary of Companhia Vale do Rio Doce, constituted in September 18th, 1998. The company's purposes is to exploit minerals, research, prospect, extract, product, mine and beneficiate, transportation, industrialization and commercialization of all and any mineral, being able to sell and distribute of its products, derived and by products, in Brazil or abroad, importing and exporting materials, raw or beneficiated and industrialized, as well as perform studies, projects and technological research.

     The Company is currently undergoing a pre-operating phase and, according to CVRD projections, the investment spent on organization, development and pre operation shall be fully offset by earnings from future operations.

                    SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a)     The adoption of an appropriate accounting system for financial years.

b) Assets and Liabilities due after a twelve month period after financial statements base date are considered long term.

c) Fixed assets are evaluated using the cost of acquisition, with accrued depreciation being deducted, according to the linear method at annual rates, which take into consideration the estimated working life of the assets.

d) Deferred assets take into consideration the expenditure in the pre-operating period, which shall be amortized when the Company begins operating.

e) The rights and obligations are monetarily corrected, when applicable, according to contractual indexes.

                            MINERACAO VERA CRUZ S.A.

           APPRAISAL REPORT OF THE NET ASSETS TO BE CONSOLIDATED INTO
                           COMPANHIA VALE DO RIO DOCE

                          BASE DATE - NOVEMBER 30, 2003

DELOITTE TOUCHE TOHMATSU, a company which provides auditing and accounting services with head offices located at Avenida Presidente Wilson 231, 22nd floor, Rio de Janeiro, corporate taxpayer number (CNPJ) - 49.928.567/0002-00, registered at the Sao Paulo state Regional Accounting Council CRC-SP under number 11.609/S-RJ, has been assigned to appraise the value of the net assets of MINERACAO VERA CRUZ S.A., to be consolidated by its holding company COMPANHIA VALE DO RIO DOCE, under the terms of the Acquisition Justification and Presentation dated December 12, 2003. This appraisal report is hereby issued in due accordance with the provisions of Law 6.404/76.

PURPOSE OF THE APPRAISAL REPORT

The purpose of this appraisal report is to ascertain the book value of the net assets of the company MINERACAO VERA CRUZ S.A. which is to be consolidated by COMPANHIA VALE DO RIO DOCE.

The net assets of MINERACAO VERA CRUZ S.A., which is to be consolidated into COMPANHIA VALE DO RIO DOCE, shall be made up of the balance sheets set forth in the appendix, whose values have been taken from the accounting books of MINERACAO VERA CRUZ S.A. as on November 30,2003, which is the base date used in the valuation of the net assets to be consolidated into COMPANHIA VALE DO RIO DOCE.

APPRAISAL CRITERIA

The appraisal of the net assets of the company MINERACAO VERA CRUZ S.A., to be consolidated into COMPANHIA VALE DO RIO DOCE has been carried out using the accounting books of MINERACAO VERA CRUZ S.A. as on November 30, 2003, in due accordance with the accounting practices used in Brazil.

The appraisal of the net assets of MINERACAO VERA CRUZ S.A., to be consolidated into COMPANHIA VALE DO RIO DOCE, was performed according to the limited review procedures in accordance with the Auditing Standards and Procedures (NPA No.
04), as issued by the Brazilian Institute of Independent Auditors (IBRACON), as set forth below:

       1 Analytical review procedures are applied to the Company's balance sheet for the period December 31, 2002 through November 30, 2003 in order to ascertain the veracity of the book-entered balances or the existence of individual entries which appear abnormal;

2 The minutes from the shareholders', board of director's and management meetings are read in order to ascertain the existence of any decisions which could significantly affect the financial statements undergoing review;

3 The employees, managers and directors responsible for the accounting, operating and financial areas are asked:

              - Whether the financial statements undergoing review have been put together in due accordance with the accounting practices used in Brazil;

              - Whether any changes have been made to the accounting practices with respect to the practices used in the previous financial year;

              - Whether, during the review period, The Company's business operations have changed significantly, including new business activities and the discontinuation of operations;

              - Whether any events or transactions have taken place after the financial statements undergoing review were issued, which could significantly affect the contents thereof;

4      The financial statements are checked against the accounting books;

5 The bases used to compose provisions are reviewed, including: bad debt reserves, accrued depreciation, 13th salaries, vacations etc;

6 The analyses and conciliation compiled by the Entity for the other significant assets and liabilities are reviewed;

7 Information is obtained from the Company's legal advisers as to the existence or inexistence of litigation which could significantly affect contingent assets or liabilities;

8 Based on the information obtained during the review, it is ascertained whether the financial statements have been prepared in due accordance with the accounting practices used in Brazil and in line with those used for the previous financial year;

9 It is ascertained whether the payments to suppliers and other bills have been paid after the balance sheet was put together, with the aim of establishing the veracity of the company's liabilities as on November 30, 2003 (all bills due in November 2003 must have been duly allowed for on that date);

10 The accounting system shall be studied in order to discover how transactions are registered, classified and summarized for the preparation of the financial statements;

11 It is ascertained whether the accounting books are periodically conciliated with the subsidiary books (for example, fixed assets, suppliers);

12     Fixed assets. It is ascertained whether:

              -      The criteria for establishing fixed assets are reasonable;

              - The depreciation bases, criteria and calculations are suitable ;

              - The fixed assets are related to the activities which constitute the Company's purposes;

              -      There exist controls to identify obsolete or unused items;

              -      The controls on goods under guaranty are suitable;

13     Deferred Assets. It is ascertained whether:

              - The criteria used to determine and record the amounts are adequate;

              -      The amortization is being carried out properly;

              -      It is possible to recover the deferred expenses;

14     Wages and payroll charges. It is ascertained whether:

              -      These have been properly entered into the accounting books;

              - The provisions bases, criteria and calculations are appropriate;

INDEPENDENCE

In compliance with article 5 of Instruction 319 issued by the CVM on December 03, 1999, we hereby declare that (a) we have no links to Companhia Vale do Rio Doce and Mineracao Vera Cruz S.A, in accordance with the standards issued by the Federal Accounting Council; and (b) the scope of our work has not been directed, restricted, impeded or prejudiced by the controlling shareholder or managers of the Company undergoing our appraisal.

CONCLUSION

Following the appraisal performed, we hereby conclude that the book value of the net assets of the Company MINERACAO VERA CRUZ S.A., to be consolidated by COMPANHIA VALE DO RIO DOCE, is R$ 56,703,441.88 (fifty-six million, seven hundred and three thousand, four hundred and forty-one real and eighty-eight cents) as of November 30, 2003, as shown in the appendix to this appraisal report.

Rio de Janeiro, December 13, 2003



DELOITTE TOUCHE TOHMATSU
CRC - SP 11,609 S/RJ


Marcelo Cavalcanti Almeida
CRC - RJ 36,206-3

                                    APPENDIX

        APPRAISAL REPORT OF THE NET ASSETS OF THE COMPANY MINERACAO VERA
          CRUZ S.A. TO BE CONSOLIDATED INTO COMPANHIA VALE DO RIO DOCE

                  DETERMINATION OF THE VALUE OF THE NET ASSETS

                                                                    AMOUNT IN R$
                                                                   -------------
CURRENT ASSETS - cash and associated companies                         11,426.68

  PERMANENT ASSETS
    Fixed Assets                                                    6,099,774.98
    Deferred Assets                                                50,592,240.22
                                                                   -------------

NET ASSETS                                                         56,703,441.88
                                                                   =============

                               COMPANY OPERATIONS

     Mineracao Vera Cruz holds the mining rights in the Paragominas region, Para state, which has estimated metallurgical grade bauxite reserves of 878 million tons, as is already to the knowledge of Companhia Vale do Rio Doce
     (CVRD). These reserves lie in a region adjacent to the mining resources of CVRD, which together shall form one of the largest bauxite reserves in the world. The strategic location of these reserves, located approximately 250 kilometers from ALUNORTE - Alumina do Norte do Brasil S.A. (Alunorte), makes it easier to use the logistical infrastructure of CVRD. Furthermore, the bauxite in the Paragominas region is of world-class quality, which is why this consolidation is very important if these reserves are to be developed to supply future expansions to the business of Alunorte. This takeover is part of the implementation of CVRD's aluminum business strategy, which shall mainly be undertaken through the exploitation of opportunities for growth in aluminum and bauxite related activities.

     The Company is currently undergoing a pre-operating phase and, according to CVRD projections, the investment spent on organization, development and pre operation shall be fully offset by earnings from future operations.

                    SUMMARY OF THE MAIN ACCOUNTING PRACTICES

   a) The adoption of an appropriate accounting system for financial years.

   b) Fixed assets are evaluated using the cost of acquisition, and monetarily corrected until December 31, 1995 with accrued depreciation being deducted (until December 31, 1995), according to the linear method at annual rates which take into consideration the estimated working life of the assets.

   c) Deferred assets take into consideration the expenditure in the pre-operating period, monetarily corrected until December 31, 1995, which shall be amortized when the Company begins operating.

                  RIO DOCE GEOLOGIA E MINERACAO S.A. - DOCEGEO

           APPRAISAL REPORT OF THE NET ASSETS TO BE CONSOLIDATED INTO
                           COMPANHIA VALE DO RIO DOCE

                          BASE DATE - NOVEMBER 30, 2003

DELOITTE TOUCHE TOHMATSU, a company which provides auditing and accounting services with head offices located at Avenida Presidente Wilson 231, 22nd floor, Rio de Janeiro, corporate taxpayer number (CNPJ) - 49.928.567/0002-00, registered at the Sao Paulo state Regional Accounting Council CRC-SP under number 11.609/S-RJ, has been assigned to appraise the value of the net assets of RIO DOCE GEOLOGIA E MINERACAO S.A. - DOCEGEO, to be consolidated by its holding company COMPANHIA VALE DO RIO DOCE, under the terms of the Acquisition Justification and Presentation dated December 12, 2003. This appraisal report is hereby issued in due accordance with the provisions of Law 6,404/76.

PURPOSE OF THE APPRAISAL REPORT

The purpose of this appraisal report is to ascertain the book value of the net assets of the company RIO DOCE GEOLOGIA E MINERACAO S.A. - DOCEGEO which is to be consolidated by COMPANHIA VALE DO RIO DOCE.

The net assets of RIO DOCE GEOLOGIA E MINERACAO S.A. - DOCEGEO, which is to be consolidated into COMPANHIA VALE DO RIO DOCE, shall be made up of the balance sheets set forth in the appendix, whose values have been taken from the accounting books of RIO DOCE GEOLOGIA E MINERACAO S.A. - DOCEGEO, as on November 30,2003, which is the base date used in the valuation of the net assets to be consolidated into COMPANHIA VALE DO RIO DOCE.

APPRAISAL CRITERIA

The appraisal of the net assets of RIO DOCE GEOLOGIA E MINERACAO S.A. - DOCEGEO, to be consolidated into COMPANHIA VALE DO RIO DOCE has been carried out using the accounting books of RIO DOCE GEOLOGIA E MINERACAO S.A. - DOCEGEO as on November 30, 2003, in due accordance with the accounting practices used in Brazil.

The appraisal of the net assets of the company RIO DOCE GEOLOGIA E MINERACAO S.A. - DOCEGEO, to be consolidated into COMPANHIA VALE DO RIO DOCE, was performed according to the limited review procedures in accordance with the Auditing Standards and Procedures (NPA No. 04), as issued by the Brazilian Institute of Independent Auditors (IBRACON), as set forth below:

1 Analytical review procedures are applied to the Company's balance sheet for the period December 31, 2002 through November 30, 2003 in order to ascertain the veracity of the book-entered balances or the existence of individual entries which appear abnormal;

2 The minutes from the shareholders', board of director's and management meetings are read in order to ascertain the existence of any decisions which could significantly affect the financial statements undergoing review;

3 The employees, managers and directors responsible for the accounting, operating and financial areas are asked:

      - Whether the financial statements undergoing review have been put together in due accordance with the accounting practices used in Brazil;

      - Whether any changes have been made to the accounting practices with respect to the practices used in the previous financial year;

      - Whether, during the review period, The Company's business operations have changed significantly, including new business activities and the discontinuation of operations;

      - Whether any events or transactions have taken place after the financial statements undergoing review were issued, which could significantly affect the contents thereof;

4  The financial statements are checked against the accounting books;

5 The bases used to compose provisions are reviewed, including: bad debt reserves, accrued depreciation, 13th salaries, vacations etc;

6  The calculation for income tax provisions and social contribution;

7 The analyses and conciliation compiled by the Entity for the other significant assets and liabilities are reviewed;

8 Information is obtained from the Company's legal advisers as to the existence or inexistence of litigation which could significantly affect contingent assets or liabilities

9 Based on the information obtained during the review, it is ascertained whether the financial statements have been prepared in due accordance with the accounting practices used in Brazil and in line with those used for the previous financial year

10 It is ascertained whether the payments to suppliers and other bills have been paid after the balance sheet was put together, with the aim of establishing the veracity of the company's liabilities as on November 30, 2003 (all bills due in November 2003 must have been duly allowed for on that date)

INDEPENDENCE

In compliance with article 5 of Instruction 319 issued by the CVM on December 03, 1999, we hereby declare that (a) we have no links to the companies Companhia Vale do Rio Doce and Rio Doce Geologia e Mineracao S.A. - Docegeo, in accordance with the standards issued by the Federal Accounting Council; and (b) the scope of our work has not been directed, restricted, impeded or prejudiced by the controlling shareholder or managers of the Company undergoing our appraisal.

CONCLUSION

Following the appraisal performed, we hereby conclude that the book value of the net assets of the Company RIO DOCE GEOLOGIA E MINERACAO S.A. - DOCEGEO, to be consolidated into COMPANHIA VALE DO RIO DOCE, is R$ 2,434,943.91 (two million, four hundred and thirty four thousand, nine hundred and forty three reais and nine one cents ) as of November 30, 2003, as shown in the appendix to this appraisal report.

Rio de Janeiro, December 13, 2003



DELOITTE TOUCHE TOHMATSU
CRC - SP  11.609 S/RJ


Marcelo Cavalcanti Almeida
CRC - RJ 36.206-3

                                    APPENDIX

       APPRAISAL REPORT OF THE NET ASSETS OF THE COMPANY RIO DOCE GEOLOGIA
                       E MINERACAO S.A. - DOCEGEO, TO BE
                  CONSOLIDATED INTO COMPANHIA VALE DO RIO DOCE

                  DETERMINATION OF THE VALUE OF THE NET ASSETS

                                                                   AMOUNT IN R$
                                                                  -------------
CURRENT ASSETS
   Cash                                                               43,469.73
   Marketable Securities                                           5,017,639.84
   Receivables from related parties                               13,388,625.70
    Other                                                            381,515.79

LONG TERM
   Judicial Deposits                                              12,668,052.98
   Other                                                               5,350.29

FIXED ASSETS
   Investments                                                        10,120.88
   Property Plant and Equipment                                       10,342.69

CURRENT LIABILITIES
   Payable to related parties                                    (16,927,097.94)
   Supliers                                                          (38,714.45)
   Social Contribution payable                                       (64,380.01)
   Income tax payable                                                 (7,756.60)
   Other tax payable                                                 (60,557.01)
   Proposed dividends                                                    (58.29)
   Other payables                                                 (1,337,014.49)

LONG TERM LIABILITIES - TAX CONTINGENCIES                        (10,654,595.20)
                                                                  -------------

ACERVO LIQUIDO                                                     2,434,943.91
                                                                  =============

                               COMPANY OPERATIONS

      Rio Doce Geologia e Mineracao S.A. - DOCEGEO was constituted in July 7, 1971, being a service provider to its parent company, Companhia Vale do Rio Doce - CVRD, exploiting mineral deposits in Brazil, including the search, research and mining of minerals, as well as the commercialization and distribution of its products. Given the contractual relation to its parent company, Rio Doce Geologia e Mineracao S.A. - DOCEGEO, is remunerated as a percentage of the expenses incurred in the research, being an entity that operates under the will of its controlling shareholder CVRD.

                    SUMMARY OF THE MAIN ACCOUNTING PRACTICES

      a) The adoption of an appropriate accounting system for financial years.

      b) Marketable securities are evaluated at cost, with interest accrued until financial statements base date.

      c) Assets and Liabilities due after a twelve month period after financial statements base date are considered long term.

      e) Fixed assets are evaluated using the cost of acquisition, and monetarily corrected until December 31, 1995 with accrued depreciation being deducted (until December 31, 1995), according to the linear method at annual rates which take into consideration the estimated working life of the assets.

      f) Contingencies considered as probable losses were provisioned as Liabilities.

       PRESENTATION AND JUSTIFICATION FOR THE CONSOLIDATION OF MINERACAO SERRA DO SOSSEGO S/A INTO COMPANHIA VALE DO RIO DOCE, AS SET OUT BELOW:

The undersigned members of the administrative bodies of


MINERACAO SERRA DO SOSSEGO S/A, with head offices in the city of Rio de Janeiro, Rua da Gloria, 306, 4th floor, Corporate Taxpayer (CNPJ/MF) No.
02,800,218/0001-56, hereinafter referred to as SOSSEGO; and

COMPANHIA VALE DO RIO DOCE, with head offices in the city of Rio de Janeiro, Avenida Graca Aranha 26, Centro, Corporate Taxpayer (CNPJ/MF) No.
33,592,510/0001-54, hereinafter referred to as "CVRD",

Hereby undersign this Presentation and Justification concerning the consolidation, which contains the terms and conditions agreed by the management of CVRD and SOSSEGO with respect to the consolidation of the latter by the former, in accordance with the terms and objectives of articles 224 and 225 of Law No. 6.404 of December 15th 1976 and other applicable legal provisions, as follows:

1. SOSSEGO is a company which has the corporate objective of exploiting and using mineral reserves, involving research, prospecting, extraction, mining, production, beneficiation, transportation, industrialization and sale of any and all mineral substances, and can also distribute and sell its products, derivatives and byproducts in Brazil or overseas, import and export production inputs, raw materials, either "in natura", enriched or industrialized, in addition to carrying out technological studies, projects and research;

2. CVRD is a publicly-held company, listed on stock exchanges in Brazil and abroad, which does business in several sectors of national production. CVRD is the largest producer and exporter of iron ore and pellets and one of the main producers of manganese and ferrous alloys in the world. It also produces bauxite, gold, kaolin, potash, alumina and aluminum and is involved in logistics and electric energy generation;

3. Whereas SOSSEGO is a wholly-owned subsidiary of CVRD and there are synergies between both companies, this consolidation is in line with CVRD's strategic guidelines of administrative and financial simplification and racionalization;

4. SOSSEGO is an unlisted company with a share capital of R$1,206,437,162. (one billion, two hundred and six million, four hundred and thirty-seven thousand, one hundred and sixty-two reais), represented by 1,206,437,162 (one billion, two hundred and six million, four hundred and thirty-seven thousand, one hundred and sixty-two) registered shares of no nominal value, which are in turn composed of 1,206,074,162 (one billion, two hundred and six million, seventy-four thousand, one hundred and sixty-two) common shares and 363,000 (three hundred and sixty-three thousand) preferred shares, all of which are entirely held by CVRD;

5. SOSSEGO's assets will be transferred to CVRD at the respective book value. This is justified by the fact that, as SOSSEGO is a wholly-owned subsidiary of CVRD, its net worth is already the exclusive property of CVRD and are represented by CVRD's shares. Once the 1,206,437,162 (one billion, two hundred and six million, four hundred and thirty-seven thousand, one hundred and sixty-two) registered shares issued by SOSSEGO and belonging to CVRD are extinct, as a result of the consolidation, the value of these shares in CVRD's accounting books shall be replaced by the value of SOSSEGO's assets, without any alteration to the book value;

6. The value of SOSSEGO's net worth to be transferred to CVRD shall be determined by a specialized company, pursuant to Art. 8 of Law 6.404/76, with such company being nominated at the General Shareholders' Meeting of SOSSEGO and CVRD at which the present proposal is to be analyzed, with such company composing the valuation report, as established in paragraph 1, article 227 of Law 6.404/76, with such valuation being made using the book value, based upon the balance sheet of SOSSEGO as of November 30, 2003;

7. Net Changes to the value of the assets taking place between November 30, 2003 and the effective consolidation date of SOSSEGO by CVRD will be appropriated by each of the corresponding companies, and the repercussions of all the acts and events occurring after the transaction being contemplated herein will be absorbed by CVRD;

8. Given that CVRD holds all the shares composing SOSSEGO's share capital, which shall be extincted by the intended consolidation, there will be no share issues of CVRD's capital, which shall remain unchanged. Consequently, no amendments will be made to the By-Laws of CVRD;

9. As a result of the above, SOSSEGO and CVRD will hold extraordinary general shareholders' meetings to formalize what was stablished in this instrument, pursuant to article 227 of Law 6.404/76, and CVRD shall be responsible for filing the minutes of the acquisition at the appropriate registration entities;

10. Under the terms of corporate law, CVRD shall unconditionally assume the entire assets, obligations and liabilities of SOSSEGO, be they legal or conventional.

                       Rio de Janeiro, December 12, 2003.

                           COMPANHIA VALE DO RIO DOCE

                               BOARD OF DIRECTORS

  /s/ Sergio Ricardo Silva Rosa          /s/ Mario da Silveira Teixeira Junior
----------------------------------      ----------------------------------------
    Sergio Ricardo Silva Rosa              Mario da Silveira Teixeira Junior
             Chairman                                Vice-Chairman


         /s/ Erik Persson                    /s/ Ricardo Carvalho Giambroni
----------------------------------      ----------------------------------------
           Erik Persson                        Ricardo Carvalho Giambroni
           Board Member                               Board Member


  /s/ Arlindo Magno de Oliveira           /s/ Luiz Alexandre Bandeira de Mello
----------------------------------      ----------------------------------------
    Arlindo Magno de Oliveira               Luiz Alexandre Bandeira de Mello
           Board Member                               Board Member



     /s/ Renato da Cruz Gomes                      /s/ Isao Yasozumi
----------------------------------      ----------------------------------------
       Renato da Cruz Gomes                          Isao Yasozumi
           Board Member                               Board Member


/s/ Oscar Augusto de Camargo Filho      /s/ Claudio Bernardo Guimaraes de Moraes
----------------------------------      ----------------------------------------
  Oscar Augusto de Camargo Filho          Claudio Bernardo Guimaraes de Moraes
           Board Member                               Board Member


                          /s/ Francisco Valadares Povoa
                          -----------------------------
                            Francisco Valadares Povoa
                                  Board Member

                             EXECUTIVE DIRECTORSHIP

         /s/ Roger Agnelli                /s/ Armando de Oliveira Santos Neto
----------------------------------      ----------------------------------------
           Roger Agnelli                    Armando de Oliveira Santos Neto
                CEO                               Executive Director
                                                   Ferrous Minerals

       /s/ Gabriel Stoliar                 /s/ Fabio de Oliveira Barbosa
---------------------------------    ------------------------------------------
         Gabriel Stoliar                     Fabio de Oliveira Barbosa
      Executive Director of                             CFO
       Planning and Control

   /s/ Guilherme Rodolfo Laager                   /s/ Carla Grasso
---------------------------------    ------------------------------------------
     Guilherme Rodolfo Laager                       Carla Grasso
        Executive Director           Executive Director of the Human Resources
            Logistics                          and Corporate Services



    /s/ Antonio Miguel Marques                  /s/ Diego Hernandez
---------------------------------    ------------------------------------------
      Antonio Miguel Marques                      Diego Hernandez
      Executive Director of          Executive Director of Non-Ferrous Minerals
        Shareholdings and
       Business Development

                         MINERACAO SERRA DO SOSSEGO S/A

                             EXECUTIVE DIRECTORSHIP

/s/ Paulo Eduardo Antunes Libanio           /s/ Roberto Reis de Freitas
---------------------------------    ------------------------------------------
  Paulo Eduardo Antunes Libanio               Roberto Reis de Freitas
               CEO                                    Director

PRESENTATION AND JUSTIFICATION FOR THE CONSOLIDATION OF VALE DO RIO DOCE ALUMINIO S.A. - ALUVALE INTO COMPANHIA VALE DO RIO DOCE, AS FOLLOWS:

COMPANHIA VALE DO RIO DOCE, with head offices in the city of Rio de Janeiro, Avenida Graca Aranha 26, Centro, Corporate Taxpayer Registration (CNPJ/MJ) No. 33,592,510/0001-54, hereinafter referred to as "CVRD", and

VALE DO RIO DOCE ALUMINIO S.A. - ALUVALE, with head offices in the city of Rio de Janeiro, Avenida Graca Aranha 26/7th floor, Centro, Corporate Taxpayer Registration (CNPJ/MF) No. 42,283,226/0001-97, hereinafter referred to as "ALUVALE", hereby execute this Presentation and Justification for Consolidation, which contains the terms and conditions agreed by the directors of CVRD and ALUVALE with respect to the acquisition of the latter by the former, in accordance with the terms and objectives of articles 224 and 225 of Law No. 6.404 of December 15th 1976 and other applicable legal provisions, as follows:

1. CVRD is the biggest producer and exporter of iron ore and pellets and one of the main producers of manganese and ferrous alloys in the world, in addition to producing bauxite, gold, kaolin, potash, alumina and aluminum and having business in the logistics and power generation areas;

2. ALUVALE is a closely held joint stock company which has the main purpose of researching and using mineral reserves, which comprises of prospecting, researching, commercializing and transporting mineral substances, specially bauxite, alumina and aluminum, its raw materials and related products, in addition to participating, under any modality, in other companies with any objectives;

3. Whereas ALUVALE is a subsidiary of CVRD and there is administrative synergies between both companies, the consolidation of ALUVALE into CVRD is justified since it complies with the strategic guidelines of CVRD of simplifying and rationalizing its administrative and financial structure, as well as of developing directly activities related to exploitation of bauxite, alumina and aluminum;

4. The share capital of ALUVALE is R$ 634,830,425.87 (six hundred thirty-four million, eight hundred and thirty thousand, four hundred and twenty-five reais and eighty-seven cents) represented by 32,105,822,448 (thirty-two billion, one hundred and five million, eight hundred and twenty-two thousand, four hundred and forty eight) common shares and 1,782,576,500 (one billion, seven hundred and eighty-two million, five hundred and seventy sIx thousand and five hundred) preferred Class A shares, all of no nominal value, which are entirely held by CVRD;

5. ALUVALE's assets will be transferred to CVRD at the respective book value. This is justified by the fact that, as ALUVALE is a wholly-owned subsidiary of CVRD, its net assets are already the exclusive property of CVRD and are represented by the shares of ALUVALE. Once the shares issued by ALUVALE and held by CVRD are cancelled, as a result of the consolidation, the value of these shares in CVRD's accounting books shall be replaced by the value of ALUVALE 's assets, without any alteration to the book value;

6. The value of ALUVALE 's net assets to be transferred to CVRD shall be ascertained by a specialist company, pursuant to Art. 8 of Law 6.404/76, with such company being nominated at the General Shareholders' Meeting of ALUVALE and of CVRD at which the present proposal is to be analyzed, with such company composing the appraisal report, as established in paragraph 1, article 227 of Law 6.404/76, with such valuation being made using the book value, based upon the balance sheet of ALUVALE as prepared on November 30, 2003;

7. Changes to the value of the assets taking place between November 30, 2003 and the effective consolidation date of ALUVALE will be appropriated in each of the corresponding companies, and the repercussions of all the acts and facts occurring after the date of the acquisition being contemplated herein will be absorbed by CVRD;

8. Given that CVRD holds all the shares composing ALUVALE 's share capital, which shall be cancelled by the intended consolidation, there will be no share issues of CVRD's capital, which shall remain unchanged. Consequently, no amendments will be made to the By-Laws of CVRD;

9. As a result of the above, ALUVALE and CVRD will each hold Extraordinary General Shareholders' meetings to formalize the provisions of the present instrument, pursuant to article 227 of Law 6.404/76, and CVRD shall be responsible for filing the minutes of the consolidation at the appropriate registration entities;

10. Under the terms of corporate law, CVRD shall unconditionally assume the entire assets, rights and liabilities of ALUVALE, be they legal or conventional.

In light of the above, the consolidation of ALUVALE into CVRD is in the best interests of its (CVRD's) shareholders.

                        Rio de Janeiro, December 12, 2003

                           COMPANHIA VALE DO RIO DOCE

                               BOARD OF DIRECTORS

  /s/ Sergio Ricardo Silva Rosa          /s/ Mario da Silveira Teixeira Junior
----------------------------------      ----------------------------------------
    Sergio Ricardo Silva Rosa              Mario da Silveira Teixeira Junior
             Chairman                                Vice-Chairman


         /s/ Erik Persson                    /s/ Ricardo Carvalho Giambroni
----------------------------------      ----------------------------------------
           Erik Persson                        Ricardo Carvalho Giambroni
           Board Member                               Board Member


  /s/ Arlindo Magno de Oliveira           /s/ Luiz Alexandre Bandeira de Mello
----------------------------------      ----------------------------------------
    Arlindo Magno de Oliveira               Luiz Alexandre Bandeira de Mello
           Board Member                               Board Member



     /s/ Renato da Cruz Gomes                      /s/ Isao Yasozumi
----------------------------------      ----------------------------------------
       Renato da Cruz Gomes                          Isao Yasozumi
           Board Member                               Board Member


/s/ Oscar Augusto de Camargo Filho      /s/ Claudio Bernardo Guimaraes de Moraes
----------------------------------      ----------------------------------------
  Oscar Augusto de Camargo Filho          Claudio Bernardo Guimaraes de Moraes
           Board Member                               Board Member


                          /s/ Francisco Valadares Povoa
                          -----------------------------
                            Francisco Valadares Povoa
                                  Board Member

                             EXECUTIVE DIRECTORSHIP

     /s/ Roger Agnelli                   /s/ Armando de Oliveira Santos Neto
----------------------------          ------------------------------------------
       Roger Agnelli                       Armando de Oliveira Santos Neto
            CEO                                   Executive Director
                                                   Ferrous Minerals

    /s/ Gabriel Stoliar                     /s/ Fabio de Oliveira Barbosa
----------------------------          ------------------------------------------
      Gabriel Stoliar                         Fabio de Oliveira Barbosa
   Executive Director of                                 CFO
    Planning and Control

/s/ Guilherme Rodolfo Laager                       /s/ Carla Grasso
----------------------------          ------------------------------------------
  Guilherme Rodolfo Laager                           Carla Grasso
     Executive Director               Executive Director of the Human Resources
         Logistics                              and Corporate Services



 /s/ Antonio Miguel Marques                      /s/ Diego Hernandez
----------------------------          ------------------------------------------
   Antonio Miguel Marques                          Diego Hernandez
   Executive Director of              Executive Director of Non-Ferrous Minerals
     Shareholdings and
    Business Development

                    VALE DO RIO DOCE ALUMINIO S.A. - ALUVALE


                                      BOARD

 /s/ Antonio Miguel Marques             /s/ Murilo Pinto de Oliveira Ferreira
----------------------------          ------------------------------------------
   Antonio Miguel Marques                 Murilo Pinto de Oliveira Ferreira
            CEO                                        Director

PRESENTATION AND JUSTIFICATION FOR THE CONSOLIDATION OF RIO DOCE GEOLOGIA E MINERACAO S.A. - DOCEGEO INTO COMPANHIA VALE DO RIO DOCE, AS FOLLOWS:

COMPANHIA VALE DO RIO DOCE, with head offices in the city of Rio de Janeiro, Avenida Graca Aranha 26, Centro, Corporate Taxpayer Registration (CNPJ/MJ) No. 33,592,510/0001-54, hereinafter referred to as "CVRD", and

RIO DOCE GEOLOGIA E MINERACAO S.A. - DOCEGEO, with head offices in Minas Gerais, at Rodovia BR 262, Km 296, Bairro Simao da Cunha, Distrito Industrial I, Santa Luzia, Corporate Taxpayer Registration (CNPJ/MF) No.34,230,763/0001-40, hereinafter referred to as "DOCEGEO", hereby execute this Presentation and Justification for Consolidation, which contains the terms and conditions agreed by the directors of CVRD and DOCEGEO with respect to the acquisition of the latter by the former, in accordance with the terms and objectives of articles 224 and 225 of Law No. 6.404 of December 15th 1976 and other applicable legal provisions, as follows:

1. CVRD is the biggest producer and exporter of iron ore and pellets and one of the main producers of manganese and ferrous alloys in the world, in addition to producing bauxite, gold, kaolin, potash, alumina and aluminum and having business in the logistics and power generation areas;

2. DOCEGEO is a closely held joint stock company which has the main purpose of researching and using mineral reserves, which comprises of prospecting, researching, and mining mineral substances, as well as commercializing, in Brazil and abroad, iron ore and related products, and the establishment and exploration of any industry which, directly or indirectly, is related to this objectives, besides providing services in this area;

3. Whereas DOCEGEO is a subsidiary of CVRD and was verified the perfect integration of DOCEGEO assets and investments to CVRD operational activities, CVRD and DOCEGEO understand that the consolidation of the latest by CVRD are in accordance with strategic guidelines of both companies for administrative and financial rationalization;

4. The share capital of DOCEGEO is R$ 1,324,491.23 (one billion, three hundred and twenty-four million, four hundred and ninety-one reais and twenty-three cents) represented by 9,000 (nine thousand) common shares, of no nominal value, which are entirely held by CVRD;

5. DOCEGEO's assets will be transferred to CVRD at the respective book value. This is justified by the fact that, as DOCEGEO is a wholly-owned subsidiary of CVRD, its net assets are already the exclusive property of CVRD and are represented by the shares of

DOCEGEO. Once the shares issued by DOCEGEO and held by CVRD are cancelled, as a result of the consolidation, the value of these shares in CVRD's accounting books shall be replaced by the value of DOCEGEO's assets, without any alteration to the book value;

6. The value of DOCEGEO's net assets to be transferred to CVRD shall be ascertained by a specialist company, pursuant to Art. 8 of Law 6.404/76, with such company being nominated at the General Shareholders' Meeting of DOCEGEO and of CVRD at which the present proposal is to be analyzed, with such company composing the appraisal report, as established in paragraph 1, article 227 of Law 6.404/76, with such valuation being made using the book value, based upon the balance sheet of DOCEGEO as prepared on November 30, 2003;

7. Changes to the value of the assets taking place between November 30, 2003 and the effective consolidation date of DOCEGEO will be appropriated in each of the corresponding companies, and the repercussions of all the acts and facts occurring after the date of the acquisition being contemplated herein will be absorbed by CVRD;

8. Given that CVRD holds all the shares composing DOCEGEO's share capital, which shall be cancelled by the intended consolidation, there will be no share issues of CVRD's capital, which shall remain unchanged. Consequently, no amendments will be made to the By-Laws of CVRD;

9. As a result of the above, DOCEGEO and CVRD will each hold Extraordinary General Shareholders' meetings to formalize the provisions of the present instrument, pursuant to article 227 of Law 6.404/76, and CVRD shall be responsible for filing the minutes of the consolidation at the appropriate registration entities;

10. Under the terms of corporate law, CVRD shall unconditionally assume the entire assets, rights and liabilities of DOCEGEO, be they legal or conventional, including mineral rights held by DOCEGEO.

In light of the above, the consolidation of DOCEGEO into CVRD is in the best interests of its (CVRD's) shareholders.

                        Rio de Janeiro, December 12, 2003


                           COMPANHIA VALE DO RIO DOCE

                               BOARD OF DIRECTORS

  /s/ Sergio Ricardo Silva Rosa          /s/ Mario da Silveira Teixeira Junior
----------------------------------      ----------------------------------------
    Sergio Ricardo Silva Rosa              Mario da Silveira Teixeira Junior
             Chairman                                Vice-Chairman


         /s/ Erik Persson                    /s/ Ricardo Carvalho Giambroni
----------------------------------      ----------------------------------------
           Erik Persson                        Ricardo Carvalho Giambroni
           Board Member                               Board Member


  /s/ Arlindo Magno de Oliveira           /s/ Luiz Alexandre Bandeira de Mello
----------------------------------      ----------------------------------------
    Arlindo Magno de Oliveira               Luiz Alexandre Bandeira de Mello
           Board Member                               Board Member




     /s/ Renato da Cruz Gomes                      /s/ Isao Yasozumi
----------------------------------      ----------------------------------------
       Renato da Cruz Gomes                          Isao Yasozumi
           Board Member                               Board Member


/s/ Oscar Augusto de Camargo Filho      /s/ Claudio Bernardo Guimaraes de Moraes
----------------------------------      ----------------------------------------
  Oscar Augusto de Camargo Filho          Claudio Bernardo Guimaraes de Moraes
           Board Member                               Board Member


                          /s/ Francisco Valadares Povoa
                          -----------------------------
                            Francisco Valadares Povoa
                                  Board Member

                             EXECUTIVE DIRECTORSHIP

         /s/ Roger Agnelli               /s/ Armando de Oliveira Santos Neto
-----------------------------------     --------------------------------------
           Roger Agnelli                   Armando de Oliveira Santos Neto
                CEO                               Executive Director
                                                   Ferrous Minerals

        /s/ Gabriel Stoliar                 /s/ Fabio de Oliveira Barbosa
-----------------------------------     --------------------------------------
          Gabriel Stoliar                     Fabio de Oliveira Barbosa
       Executive Director of                             CFO
        Planning and Control

    /s/ Guilherme Rodolfo Laager                   /s/ Carla Grasso
-----------------------------------     --------------------------------------
      Guilherme Rodolfo Laager                       Carla Grasso
         Executive Director           Executive Director of the Human Resources
             Logistics                          and Corporate Services



     /s/ Antonio Miguel Marques                  /s/ Diego Hernandez
-----------------------------------     --------------------------------------
       Antonio Miguel Marques                      Diego Hernandez
       Executive Director of          Executive Director of Non-Ferrous Minerals
         Shareholdings and
        Business Development

                  RIO DOCE GEOLOGIA E MINERACAO S.A. - DOCEGEO


                                      BOARD

/s/ Jose Auto de Lancaster Oliveira     /s/ Armando Alvares de Campos Cordeiro
-----------------------------------     --------------------------------------
  Jose Auto de Lancaster Oliveira         Armando Alvares de Campos Cordeiro
                CEO                                    Director

PRESENTATION AND JUSTIFICATION FOR THE CONSOLIDATION OF MINERACAO VERA CRUZ S.A. INTO COMPANHIA VALE DO RIO DOCE, AS FOLLOWS:

COMPANHIA VALE DO RIO DOCE, with head offices in the city of Rio de Janeiro, Avenida Graca Aranha 26, Centro, Corporate Taxpayer Registration (CNPJ/MJ) No. 33,592,510/0001-54, hereinafter referred to as "CVRD", and

MINERACAO VERA CRUZ S/A, with head offices in the city of Belem, Para state, Rua Bartolomeu de Gusmao, no. 280, Corporate Taxpayer Registration (CNPJ/MF) No. 34,136,606/0001-70, hereinafter referred to as "MVC", hereby execute this Presentation and Justification for Consolidation, which contains the terms and conditions agreed by the directors of CVRD and MVC with respect to the acquisition of the latter by the former, in accordance with the terms and objectives of articles 224 and 225 of Law No. 6.404 of December 15th 1976 and other applicable legal provisions, as follows:

1. CVRD is the biggest producer and exporter of iron ore and pellets and one of the main producers of manganese and ferrous alloys in the world, in addition to producing bauxite, gold, kaolin, potash, alumina and aluminum and having business in the logistics and power generation areas;

2. MVC is a closely held joint stock company which has the main purpose of researching, mining, exploiting, extracting, processing, smelting and refining metal, distributing, selling, transporting and exporting bauxite and any other ores or mineral substances, in addition to any and all activities related to its corporate objectives, including the holding of stakes in other companies;

3. Whereas MVC is a subsidiary of CVRD and there is administrative synergies between both companies, the consolidation of MVC into CVRD is justified since it complies with the strategic guidelines of CVRD of simplifying and rationalizing its administrative and financial structure;

4. The share capital of MVC is R$31,408,155.49 (thirty-one million, four hundred and eight thousand, one hundred and fifty-five reais and forty-nine cents) represented by 10,200,000 (ten million two hundred thousand) common shares of no nominal value, which are entirely held by CVRD;

5. MVC's assets will be transferred to CVRD at the respective book value. This is justified by the fact that, as MVC is a wholly-owned subsidiary of CVRD, its net assets are already the exclusive property of CVRD and are represented by the shares of MVC. Once the shares issued by MVC and held by CVRD are cancelled, as a result of the consolidation, the value of these shares in CVRD's accounting books shall be replaced by the value of MVC's

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assets, without any alteration to the book value;

6. The value of MVC's net assets to be transferred to CVRD shall be ascertained by a specialist company, pursuant to Art. 8 of Law 6.404/76, with such company being nominated at the General Shareholders' Meeting of MVC and of CVRD at which the present proposal is to be analyzed, with such company composing the appraisal report, as established in paragraph 1, article 227 of Law 6.404/76, with such valuation being made using the book value, based upon the balance sheet of MVC as prepared on November 30, 2003;

7. Changes to the value of the assets taking place between November 30, 2003 and the effective consolidation date of MVC will be appropriated in each of the corresponding companies, and the repercussions of all the acts and facts occurring after the date of the acquisition being contemplated herein will be absorbed by CVRD;

8. Given that CVRD holds all the shares composing MVC's share capital, which shall be cancelled by the intended consolidation, there will be no share issues of CVRD's capital, which shall remain unchanged. Consequently, no amendments will be made to the By-Laws of CVRD;

9. As a result of the above, MVC and CVRD will each hold Extraordinary General Shareholders' meetings to formalize the provisions of the present instrument, pursuant to article 227 of Law 6.404/76, and CVRD shall be responsible for filing the minutes of the consolidation at the appropriate registration entities;

10. Under the terms of corporate law, CVRD shall unconditionally assume the entire assets, rights and liabilities of MVC, be they legal or conventional, including the mining rights owned by MVC.

In light of the above, the consolidation of MVC into CVRD is in the best interests of its (CVRD's) shareholders.

                        Rio de Janeiro, December 12, 2003


                           COMPANHIA VALE DO RIO DOCE


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
                               BOARD OF DIRECTORS

   /s/ Sergio Ricardo Silva Rosa          /s/ Mario da Silveira Teixeira Junior
----------------------------------      ----------------------------------------
     Sergio Ricardo Silva Rosa              Mario da Silveira Teixeira Junior
             Chairman                                 Vice-Chairman


         /s/ Erik Persson                    /s/ Ricardo Carvalho Giambroni
----------------------------------      ----------------------------------------
           Erik Persson                        Ricardo Carvalho Giambroni
           Board Member                               Board Member


   /s/ Arlindo Magno de Oliveira          /s/ Luiz Alexandre Bandeira de Mello
----------------------------------      ----------------------------------------
     Arlindo Magno de Oliveira              Luiz Alexandre Bandeira de Mello
           Board Member                               Board Member



     /s/ Renato da Cruz Gomes                       /s/ Isao Yasozumi
----------------------------------      ----------------------------------------
       Renato da Cruz Gomes                           Isao Yasozumi
           Board Member                               Board Member


/s/ Oscar Augusto de Camargo Filho      /s/ Claudio Bernardo Guimaraes de Moraes
----------------------------------      ----------------------------------------
  Oscar Augusto de Camargo Filho          Claudio Bernardo Guimaraes de Moraes
           Board Member                               Board Member


                          /s/ Francisco Valadares Povoa
                          -----------------------------
                            Francisco Valadares Povoa
                                  Board Member

                           EXECUTIVE DIRECTORSHIP

          /s/ Roger Agnelli               /s/ Armando de Oliveira Santos Neto
-------------------------------------  -----------------------------------------
            Roger Agnelli                   Armando de Oliveira Santos Neto
                 CEO                               Executive Director
                                                    Ferrous Minerals

         /s/ Gabriel Stoliar                 /s/ Fabio de Oliveira Barbosa
-------------------------------------  -----------------------------------------
           Gabriel Stoliar                     Fabio de Oliveira Barbosa
        Executive Director of                             CFO
         Planning and Control

     /s/ Guilherme Rodolfo Laager                   /s/ Carla Grasso
-------------------------------------  -----------------------------------------
       Guilherme Rodolfo Laager                       Carla Grasso
          Executive Director           Executive Director of the Human Resources
              Logistics                          and Corporate Services



      /s/ Antonio Miguel Marques                  /s/ Diego Hernandez
-------------------------------------  -----------------------------------------
        Antonio Miguel Marques                      Diego Hernandez
        Executive Director of         Executive Director of Non-Ferrous Minerals
          Shareholdings and
         Business Development

                            MINERACAO VERA CRUZ S.A.


                                      BOARD

/s/ Murilo Pinto de Oliveira Ferreira          /s/ Roberto Lopes Machado
-------------------------------------  -----------------------------------------
  Murilo Pinto de Oliveira Ferreira              Roberto Lopes Machado
                 CEO                                    Director



                         /s/ Ricardo Eugenio Jorge Saad
                         ------------------------------
                           Ricardo Eugenio Jorge Saad
                                    Director



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           COMPANHIA VALE DO RIO DOCE
                                                   (Registrant)


Date:  December 17, 2003

                                           By: /s/ Fabio de Oliveira Barbosa
                                               -----------------------------
                                                 Fabio de Oliveira Barbosa
                                                 Chief Financial Officer